UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of December 2015

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on December 23, 2015: Leading European Telecom Extends Agreement with Jacada as Agent Process Simplification and Customer Experience Enhancements Continue to Flourish

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	December 23, 2015

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Leading European Telecom Extends Agreement with Jacada as Agent Process Simplification and Customer Experience Enhancements Continue to Flourish

Cable operator again extends its material software license, support, and services agreement with Jacada

ATLANTA--(BUSINESS WIRE)--December 23, 2015--Jacada, Inc., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today announced that one of the largest cable operators in Europe has again committed to extend its relationship with Jacada for its customer service enterprise software solutions.

The cable provider serves millions of households, internet customers, digital television, and telephony subscribers. With this material extended services agreement, Jacada will continue to optimize the effectiveness of contact center interactions and provide automation to customer service processes; two important functions in the telecommunications industry.

“The long standing relationship with this telecom is evidence of Jacada’s commitment to stable yet innovative growth,” says Guy Yair, Jacada Co-Chief Executive Officer. “Years of both agent experience and customer experience enhancement through Jacada solutions has enabled this major telecom to provide an efficient, consistent, and effective customer service experience through every channel of communication with their customers.”

About Jacada

Jacada provides solutions that simplify and improve the effectiveness of customer interactions. Jacada’s mobile, customer, agent desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction, and provide a complete return on investment within the first year after deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.jacada.com.

CONTACT:
Jacada
A. Lee Judge, 770-776-2326
Senior Digital Marketing Manager
ljudge@jacada.com

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